February 7, 2022

VIA E-MAIL

Terrence O. Davis
Greenberg Traurig, LLP
3333 Piedmont Road, NE
Suite 2500
Atlanta, GA 30305

Re:    Cantor Fitzgerald Sustainable Infrastructure Fund
       File Nos. 333-262031, 811-23773

Dear Mr. Davis:

        On January 6, 2022, you filed an initial registration statement on Form N-2 on behalf of
Cantor Fitzgerald Sustainable Infrastructure Fund (the    Fund   ). Our
comments are set forth
below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

3. Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the distribution arrangements.

4.      The Fund   s name includes the word    Sustainable   . We believe this
word suggests a type
of investment and, therefore, the Fund should include an 80% names rule policy that covers sustainable infrastructure investments. Please revise the strategy section accordingly.
 Terrence O. Davis
February 7, 2022
Page 2


5. On page 5, you highlight that many of the investments you seek to make are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors.
You are conducting a best-efforts offering to retail investors and the total proceeds available to the Fund for investment are uncertain. Please clarify, and where appropriate qualify, how you intend to obtain access to these private investment funds given your size and the nature of your investor base.

Prospectus

Cover Page

6.       Please revise the    Interval Fund/Repurchase Offers    section to
provide information
consistent with Guide 10 to Form N-2. In particular, Guide 10 states that in response to Item
1.1.b, the prospectus cover page should specify the intervals between deadlines for repurchase requests, pricing, and repayment and, if applicable, the anticipated timing of
the registrant   s
initial repurchase offer (which, under Rule 23c-3, must occur no later than two periodic intervals after the effective date of the registration statement). The Guide further states that this disclosure should include a cross-reference to the sections of the prospectus that discuss the risks relating to
the Fund   s repurchase policies.

Investment Objective and Policies (page 1)

7. The disclosure states that the Fund will invest between 50% and 95% of its assets in
Private Investment Funds. With an eye to clarifying this disclosure, supplementally explain what types of funds these are, including any securities law exemptions upon which they are relying to remain unregistered under the Investment Company Act. Please note that registered closed-end funds that invest more than 15% of their net assets in certain types of private funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

8.      With respect to the Fund   s investments in such Private Investment
Funds, supplementally
advise if the Fund anticipates acquiring a control position over any such private funds and any regulatory implications that may result from such acquisition.

9.      The disclosure beginning with the second paragraph starting with    The
Fund pursues its
investment objective by strategically investing    appears to be a discussion
of the Fund   s strategy.
On page 2, there is a separate section captioned    Investment Strategy.
Consider consolidating
the disclosure of the Fund   s investment strategy.

10. We note your definition of an infrastructure company includes companies who provide services to companies engaged in such activities. Please explain to us what sorts of companies
 Terrence O. Davis
February 7, 2022
Page 3


are contemplated by this disclosure and why you believe it is appropriate to categorize them as infrastructure companies.

11.     On page 1, you indicate an intention to use    a multi-step investment
process that
combines top-down geographic region and infrastructure allocations with bottom-up security
selection focused within the Megatrends.    Elsewhere you indicate an intention
to invest
primarily in private funds. However, you do not describe the types of sourcing, diligence, and monitoring you will do of the private funds and their underlying investments to ensure exposure to these Megatrends initially and over time (Emphasis added) Please revise to do so.

12.      The Fund   s name contains the term    Sustainable.    The Fund should
more clearly explain
its definition of    Sustainable   , its specific area(s) of focus with regard
to sustainability and the
types of data and analyses it considers when assessing the sustainability of an investment.

13. Disclose the criteria that the Fund uses in determining what issuers it considers to have
   sustainable    characteristics, consistent with its chosen sustainability definition/focus. The
disclosure should include whether the fund selects investments by reference to, for example:

       x   an ESG index;
       x   a third-party rating organization;
       x   a proprietary screen and the factors the screen applies; or
       x   a combination of the above methods.

The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?).

Explain (1) whether the Fund   s ESG criteria are applied to every investment
it makes, or only to
some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

If the Fund intends to use one or multiple third party data/scoring providers, please identify the provider that the Fund intends to use or the primary providers if the fund intends to use multiple third party providers. Please also briefly summarize each providers criteria/methodology in the
principal strategies. Also consider any related principal risks to the Fund   s
use of third party data
providers, since the criteria used by providers can differ significantly.

14.     Please reconcile your statement on page 2 that your    infrastructure
investment policy is
fundamental and may not be changed without shareholder approval    to the
listed fundamental
policies included in your Statement of Additional Information.
 Terrence O. Davis
February 7, 2022
Page 4


Leverage and Credit Facilities (page 2)

15. Please disclose the extent to which the Fund anticipates leveraging itself during the first year.

Investment Adviser (page 3)

16.      This section is confusing, as almost all of the disclosure discusses
the Adviser   s
affiliates, and not the Adviser. Please revise this section so that the discussion regarding the
Adviser, as opposed to its affiliates, clearly presents the disclosure requirements of Item 9 of
Form N-2. Move disclosure about the Adviser   s affiliates to an appropriately
caption section to
avoid confusion between the different entities. With respect to the tombstone-style disclosure on page 4, please explain why such disclosure is relevant to Fund investors and does not present a
misleading picture of the Adviser   s activities and capabilities in the
sustainable infrastructure
investing space. Additional information is permitted in the prospectus, provided the information . . . does not, because of its nature, quantity, or manner of presentation, obscure or
impede understanding of required information.    See General Instruction 2 for
Parts A and B of
Form N-2.

Summary of Fund Expenses (page 9)

17. Please revise your tabular presentation to more clearly differentiate transaction related expenses from annual fund operating expenses.

Summary of Risks (page 6)

18. Please consider whether an ESG specific risk is appropriate for this fund. To the extent applicable, please also consider whether risk disclosure related to the Fund s use of one or more third party data providers is appropriate, since the criteria used by providers can differ significantly.

Use of Proceeds (page 10)

19. Disclose how long it is expected to take to fully invest net proceeds in accordance with
the Registrant   s investment objectives and policies, the reasons for any
anticipated lengthy delay
in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Investment Objective and Policies (page 10)

20.     The disclosure refers to    secondary interests    and
co-investments.    Please disclosure
clearly what these are referring to.

21. The disclosure states that the Fund may invest in REITs. Clarify how REITs constitute infrastructure investments.
 Terrence O. Davis
February 7, 2022
Page 5


Subsidiaries (page 17)

22. The disclosure refers to proposed single-asset subsidiaries of the Fund. Please respond to the following comments regarding any primarily controlled entity that engages in investment activities in securities or other assets. A primarily controlled entity is an entity that the Fund controls as defined in Section 2(a)(9) of the 1940 Act and for which the Fund s control of the entity is greater than that of any other person.

       a. Please file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. See
Item 25.2.k. of
          Form N-2.
       b. Confirm to us that the financial statements of each subsidiary will be consolidated, as applicable, with those of the Fund in accordance with U.S. Generally Accepted
          Accounting Principles, Regulation S-X and other applicable accounting guidance.
       c. Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the
          U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the
          staff of the subsidiary   s books and records, which will be
maintained in accordance
          with Section 31, as modified by Section 64 of the 1940 Act.

23.     For any wholly-owned subsidiary of the Fund, please confirm to us that
a subsidiary   s
management fee (including any performance fee) will be included in the
Management Fee    line
item of any fee table the Fund discloses and a subsidiary   s expenses will be
included in the
   Other Expenses    line item of any such fee table.

Leveraging Risk (page 22)

24. The disclosure states that the Fund may engage in short selling and short positions in futures contracts. Please explain this risk factor in context, that is, how these techniques will be
part of the Fund   s strategy.

Determination of Net Asset Value (page 25)

25. The disclosure states that the Fund will continuously offer its shares at NAV. Given the
Fund   s intended focus on Private Investment Funds, clarify how the Fund intends to make these
determinations daily when it will not be receiving new valuations of its portfolio funds as frequently. With a view to enhanced disclosure, please clarify the types of information the Fund expects to review with respect to its portfolio investments and how frequently it expects to receive such information.

26.     The disclosure under    Valuation of Private Investment Funds    says
that such funds    have
generally adopted valuation practices consistent with the valuation standards and techniques
established by professional industry associations     [and] [s]uch valuation
standards seek
general application of U.S. Generally Accepted Accounting Principles fair value standards . . .
 Terrence O. Davis
February 7, 2022
Page 6


Please advise us what is intended by this disclosure, including whether there are any material valuation-related differences between industry valuation practices and U.S. GAAP.

Statement of Additional Information

Fundamental Policies

27.    State Fund   s policy regarding the purchase and sale of real estate and real estate mortgage
loans. See Item 17 of Form N-2.

Governance Committee (page 20)

28.      The disclosure states that the committee will consider shareholder
nominations    to the
extent required pursuant to rules under the 1934 Act.    Supplementally explain
the requirements
this is referring to.

Part C: Other Information

Item 15. Financial Statements and Exhibits

29.    Please file the finalized exhibits once they are available.

Signatures

30. Please add signature lines for the required officers and at least a majority of the Funds trustees. See Section 6 of the Securities Act.

Declaration of Trust

31. The declaration of trust permits a shareholder to bring a derivative action only if s/he makes a pre-suit demand upon the Board to bring the subject action and that the Board can bar such a shareholder from bringing such an action. The declaration of trust also requires holders of more than a majority of the shares to join in such action. Finally, the declaration of trust states that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.
 Terrence O. Davis
February 7, 2022
Page 7


Accounting Comments

32. We note that portions of the registration statement are incomplete. A full financial review
(e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

33. Please provide the name of the fund's independent registered public accounting firm in correspondence.

                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Mindy Rotter at 212-336-1096.


Sincerely,

                                                                     /s/
Raymond A. Be

                                                                        Raymond
A. Be

Attorney-Adviser

cc:    Jay Williamson, Securities and Exchange Commission